UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 6-K
___________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number: 001-41912
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Ferrovial N.V.
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Ferrovial N.V. (the “Company”) is submitting this current report on Form 6-K to report the transactions carried out by the Company from June 29, 2026 to July 24, 2026 under the share repurchase program started on December 15,
2025.
Attached to this current report on Form 6-K is:
(1) a press release dated July 7, 2026 as Exhibit 99.1.
(2) a press release dated July 14, 2026 as Exhibit 99.2.
(3) a press release dated July 21, 2026 as Exhibit 99.3.
(4) a press release dated July 28, 2026 as Exhibit 99.4
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Ferrovial N.V. dated July 7, 2026.
99.2	Press Release issued by Ferrovial N.V. dated July 14, 2026.
99.3	Press Release issued by Ferrovial N.V. dated July 21, 2026.
99.4	Press Release issued by Ferrovial N.V. dated July 28, 2026.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial N.V.
Date: July 29, 2026
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer